Exhibit 99.3

February 20, 2020

TO:	TELUS Corporation
510 West Georgia Street
Vancouver, British Columbia
V6B 0M3

Re:	TELUS Corporation

Dear Ladies and Gentlemen:

We refer to the shelf prospectus supplement of TELUS Corporation (the “Corporation”) dated February 20, 2020 (the “Prospectus Supplement”) relating to the offering by the Corporation of common shares of the Corporation under a short form base shelf prospectus, dated July 19, 2019, forming part of the Registration Statement on Form F-10 (File No. 333-232601), filed by the Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the references to this firm on the cover pages of the Prospectus Supplement and under the heading “Legal Matters” and to the references to and use of our opinions under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ OSLER, HOSKIN & HARCOURT LLP
OSLER, HOSKIN & HARCOURT LLP